May 17, 2024

VIA EDGAR

Ms. Lauren Hamilton

Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 Pearl Street, Suite 20-100

New York, N.Y. 10004-2616

RE:       Sarbanes-Oxley Review of the Annual Report to Shareholders for Nicholas Equity Income Fund, Inc. (the “Fund”)

            Registration Nos. 033-69804/811-08062

Dear Ms. Hamilton,

This letter is being filed via EDGAR as Correspondence in response to your verbal comment on the Fund’s Annual Report for the periods ended March 31, 2022 and March 31, 2023, respectively, received on April 19, 2024.  We appreciate your assistance in this matter.  Your comments as we understood them are detailed below with our responses immediately following.

Comment 1

            For Form N-CEN, the attachment in response to item G.1.a.iii, Independent public accountant’s report on internal control per the instructions should indicate the city and state where the letter was issued.

Response 1

            The Fund has submitted a request to its independent auditors to include the city and state where the letter was issued when providing these letters to the Fund for inclusion in all future Form N-CEN filings. The next N-CEN submission will occur for the fiscal year ended March 31, 2024.

Comment 2

            For Form N-CSR for the periods ended March 31, 2022 and March 31, 2023, the response to items 4.i. and 4.j. were omitted. The United States Securities and Exchange Commission requests that the Fund respond to these items for these periods in this letter correspondence and to respond to these items in all future Form N-CSR filings.

Response 2

            For the periods ended March 31, 2022 and March 31, 2023, “not applicable” is the correct response for the Fund for items 4.i. and 4.j. for Form N-CSR.

Please call if you should have comments or questions regarding the above-noted responses.  Thank you.

Very truly yours,

/s/ Jennifer R. Kloehn

Senior Vice President, Secretary and Treasurer

Cc:       Jason T. Thompson